Exhibit 99.1

Suncor to divest non-core offshore assets and increase shareholder returns

Unless otherwise noted, all financial figures are presented in Canadian dollars (Cdn$).

Calgary, Alberta (October 4, 2026)

●	Agreement reached to sell interests in Terra Nova, White Rose, and West White Rose for $1.2 billion cash and an additional contingent payment of up to $350 million
●	Increased share repurchases from $500 million to $750 million per month beginning in October
●	2026 Investor Day commitments to grow normalized free funds flow by $2 billion and reduce WTI breakeven by US$5/bbl through 2028, remain unchanged

Suncor Energy (TSX: SU) (NYSE: SU) announced today that it has entered into a definitive agreement to sell its 48% interest in Terra Nova, 40% interest in White Rose and 38.6% interest in West White Rose offshore assets to Ithaca Energy plc (Ithaca) for $1.2 billion (US$860 million) of upfront cash and an additional contingent payment of up to $350 million (US$250 million), based on future oil prices.

In addition, Ithaca will assume investment commitments and all future liabilities associated with the assets, including a $500 million regulatory well compliance program starting in 2027 at Terra Nova and the total estimated abandonment and lease liabilities of $1.4 billion.

Ithaca is one of the largest independent operators in the UK North Sea, bringing new capital and significant offshore expertise to Canada’s East Coast industry. As part of its entry into the region, Ithaca intends to assume operatorship of Terra Nova.

“This transaction further focuses our efforts on opportunities that generate the greatest long-term shareholder value,” said Rich Kruger, Chief Executive Officer. “We are aligning our portfolio around our competitive advantages and the strengths of our unparalleled, physically-integrated business, underpinned by large-scale, long-life oil sands resources.”

The transaction has an effective date of July 1, 2026 and is expected to close in early 2027, subject to customary closing conditions, regulatory approvals and partner consents. Suncor will retain its interests in Hebron and Hibernia.

“Our Investor Day commitments to grow normalized free funds flow and reduce WTI breakeven remain unchanged, reflecting the strength of our integrated asset base and confidence in our ability to deliver,” added Rich Kruger.

Concurrent with this announcement, Suncor has increased share repurchases under its normal course issuer bid from $500 million to $750 million per month beginning in October 2026.

Suncor Energy - Canada’s leading integrated energy company

Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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Legal Advisory – Forward-Looking Information

Forward-looking statements in this news release include statements about expected share repurchases, including the amount and timing of such repurchases; 2026 Investor Day commitments including the increases in normalized free funds flow by 2028 and the US$5 per barrel reduction to WTI breakeven by 2028; and expectations regarding the sale of the non-core offshore assets, including the expected timing thereof. Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 25, 2026, its Form 40-F dated February 26, 2026 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.